Exhibit 10.1

February 11, 2019

Joao Siffert, MD

Dear Joao,

I am pleased to offer you the position of Chief Executive Officer of Abeona Therapeutics Inc. (the “Company”) effective February 11, 2019 (the "Effective Date"). You shall report directly to me as the Executive Chairman of the Board of Directors of the Company (“Board”).

1.	Duties.

In the position as Chief Executive Officer, you shall perform such duties, functions and responsibilities as are commensurate with such position, as reasonably and lawfully directed by me or the Board (as applicable), and pursuant to which all officers and other employees of the Company (other than the Executive Chairman, if applicable) shall report directly or indirectly to you (unless the Executive Chairman and Executive shall agree in writing otherwise). You shall be appointed to the Board at the Company’s annual meeting scheduled to be held in May 2019 and nominated for reelection each year thereafter. You shall, if later requested by the Executive Chairman or the Board (as applicable), also serve as a member of the Board of any corporation, organization, association, partnership, sole proprietorship, or other type of entity, directly or indirectly controlling, controlled by, or under direct or indirect common control with the Company for no additional compensation.

2.	Exclusivity.

As Chief Executive Officer you shall devote substantially all of your business time and attention to the business and affairs of the Company, shall faithfully serve the Company, use your best efforts to promote and serve the interests of the Company and shall not engage in any other business activity, whether or not such activity shall be engaged in for pecuniary profit. Nothing herein shall preclude you from engaging in charitable or community affairs and managing your personal, financial, and legal affairs, so long as such activities do not materially interfere or conflict with your carrying out your duties and responsibilities under this Agreement. Notwithstanding the foregoing, you will be permitted to act or serve as a director or member of the boards of other private or public companies with the express written consent of the Executive Chairman or Board (as applicable) which consent shall not be unreasonably withheld.

3.	Compensation and Benefits.

You will receive a base salary of $550,000 USD, payable in accordance with the regular payroll practices of the Company (“Base Salary”). During your employment, you may be considered for an annual performance bonus (“Annual Bonus”) in addition to your Base Salary with a target of 50% of your Base Salary (“Target Annual Bonus Opportunity”). Annual Bonus compensation in any year, if any, will be determined in the Company sole discretion and shall be based on your performance and that of the Company, as well as market factors, in accordance with a general bonus program established by the Compensation Committee (the “Compensation Committee”) of the Board. Except as provided below under Section 5 in the event of certain terminations of your employment, to be eligible to receive an Annual Bonus for any year, if any, you must be employed in good standing on the date that the Annual Bonus is paid.

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4.	Sign-On Grant.

In addition to the stock option previously granted to you in connection with your appointment as Executive Vice President, Head of Research and Development in the amount of 240,000 shares, on the Effective Date, the Company shall grant an additional stock option under the Abeona Therapeutics 2015 Equity Incentive Plan (the “Option”) to purchase 110,000 shares of the Company’s Common Stock (the “Option Shares”) at an exercise price per share equal to the Fair Market Value of a share of Common Stock (each term as defined in the Equity Incentive Plan) on the date of grant. The Option Shares will vest over a forty-eight (48) month period, with one quarter (25%) of vesting on the one-year anniversary of the Effective Date and the remaining seventy-five percent (75%) of the Option Shares vesting in equal monthly installments thereafter over the remaining thirty-six (36) months, on the same date of each month as the Effective Date commencing with first such month following the first anniversary of the Effective Date, subject to your continued employment with the Company and/or its Affiliates through to the applicable vesting dates, and subject to the terms and conditions of the Company’s Equity Incentive Plan, except as provided below. If you remain continuously employed from the Effective Date through the date of a Change in Control (as defined below), any unvested portion of the Initial Option as of the date of the Change in Control shall become fully vested immediately prior to the date of the Change in Control. Pursuant to the terms of the Plan, the exercise price of the Initial Option will be the fair market value of the Company’s common stock on the date of the grant.

Your right to retain the sign-on cash bonuses in connection with your previous appointment as Executive Vice President, Head of Research & Development shall not vest until you have completed one (1) year of service with the Company, on October 24, 2019. Accordingly, this sign-on bonus is repayable immediately should your employment terminate for any reason, including your resignation, prior to October 24, 2019.

During your employment, you will be eligible to participate in such health and other group insurance and other employee benefit plans and programs of the Company as in effect from time to time on the same basis as other senior executives of the Company. Your participation will be subject to the terms of the applicable plan documents and generally applicable Company policies. The Company reserves the right to amend or terminate any employee benefit plans, programs and policies in its discretion after the Effective Date.

You will be entitled to twenty (20) days of paid time off (vacation days plus sick time/personal time) per year accrued at a rate in accordance with the Company’s policies from time to time in effect, in addition to holidays observed by the Company. Paid time off may be taken at such times and intervals as you shall determine, subject to the business needs of the Company and the responsibilities of your position.

5.	Employment Termination.

The Company may terminate your employment for any reason, and you may voluntarily terminate your employment hereunder for any reason, in each case at any time upon written notice to the other party (the date on which your employment terminates for any reason is herein referred to as the “Termination Date”). Upon your termination of employment for any reason, you (or your beneficiary or estate, as applicable, in the event of your death) will be entitled to (i) payment of any Base Salary earned but unpaid through the Termination Date, (ii) any accrued unused vacation days, (iii) additional vested benefits (if any) in accordance with the applicable terms of applicable Company arrangements, and (iv) any unreimbursed expenses in accordance with the Company’s business expense reimbursement policies (collectively, the “Accrued Amounts”); provided, however, that if your employment hereunder is terminated (a) by the Company without Cause (as defined below), (b) by you for Good Reason (as defined below), (c) on account of your death or (d) by the Company on account of your Disability (as defined below), then you will be eligible to receive any Annual Bonus awarded in a prior year, but not yet paid or due to be paid.

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If your employment is terminated (a) by the Company other than for Cause, death or Disability or (b) by you for Good Reason, in addition to the Accrued Amounts, you will be entitled to: (i) a payment equal to the sum of your Base Salary plus your Target Annual Bonus Opportunity (such amount, the “Severance Amount”); (ii) a payment equal to the premiums that you would pay if you elected continued health coverage under the Company’s health plan for you and your eligible dependents for the twelve (12) month period following the Termination Date, less the applicable active employee rate, which premiums will be calculated based on the rate determined under the COBRA rate in effect on the Termination Date (“Medical Benefit Payment”); (iii) a pro-rata Annual Bonus, which pro-rated Annual Bonus shall be determined by multiplying the full year Annual Bonus that would otherwise have been awarded to you, based upon the achievement of the applicable performance goals for the year in which the Termination Date occurs (without any exercise of negative discretion disproportionate to any such exercise respecting other executives and all subjective performance requirements deemed fully satisfied), multiplied by a fraction, the numerator of which is the number of days during which you were employed by the Company in the year in which the Termination Date occurs and the denominator of which is three hundred sixty-five (365); and (iv) accelerated vesting equivalent to twelve (12) months of continued employment from the Termination Date (disregarding such termination for such purpose) with respect to all unvested equity and any other long-term incentive awards granted to you and then outstanding on the Termination Date; provided, that, any delays in the settlement or payment of such awards that are set forth in the applicable award agreement and that are required under Section 409A of the Internal Revenue Code, as amended (the “Code”), and the Treasury Regulations thereunder (“Section 409A”) shall remain in effect. The Company’s obligations to make the payments and provide the benefits set forth in (i) – (iv) in this Paragraph shall be conditioned upon your continued compliance with your obligations under Section 4 below and your execution and nonrevocation of a release of claims in favor of the Company and its affiliates in a form provided by the Company (“Release”). Notwithstanding any provision to the contrary herein (other than the provisions of Section 7 below), and without limitation of any remedies to which the Company may be entitled, (A) the Severance Amount shall be paid in installments in accordance with the Company’s regular payroll practices during a twelve (12) month period commencing within sixty (60) days following the Termination Date (with the first such payment to include all installment amounts from the Termination Date), (B) the Medical Benefit Payment will be made in a lump sum within sixty (60) days following the Termination Date and (C) the pro-rated Annual Bonus shall be paid to you in the ordinary course at the same time annual bonuses are paid to other senior executives, but in no event later than March 15 of the year following the year in which the Termination Date occurs; provided, that, the Release is effective.

Notwithstanding any other provision contained herein, if your employment hereunder is terminated by you for Good Reason or by the Company without Cause (other than on account of your death or Disability), in each case within twelve (12) months following a Change in Control, you will be entitled to receive the Severance Amount, the Medical Benefit Payment, and the pro-rata Annual Bonus, as provided above, except that (i) if the Change in Control is a “change in control event” as defined under Section 409A, the Severance Amount shall be payable in a lump sum within sixty (60) days following the Termination Date; and (ii) notwithstanding the terms of any equity incentive plan or award agreements, as applicable, all outstanding unvested stock options/stock appreciation rights granted to your during your employment with the Company shall become fully vested and exercisable and will remain exercisable for six (6) months following the Termination Date and all outstanding equity-based and other long-term compensation awards, other than stock options/stock appreciation rights, shall become fully vested and the restrictions thereon shall lapse; provided, that, any delays in the settlement or payment of such awards that are set forth in the applicable award agreement and that are required under Section 409A shall remain in effect. The Company’s obligations to provide the payments and benefits described in this Paragraph shall be conditioned upon your continued compliance with your obligations under Section 4 below and your execution and delivery to the Company of an effective Release.

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The foregoing payments and benefits upon termination of your employment shall constitute the exclusive severance payments and benefits due to you upon a termination of your employment.

Upon your termination of employment with the Company for any reason, you will be deemed to have resigned, as of the Termination Date, from all positions you then hold with the Company and its affiliates.

Following the termination of your employment with the Company for any reason, you will reasonably cooperate with the Company upon reasonable request of the CEO or the Board or and be reasonably available to the Company (taking into account your other business endeavors) with respect to matters arising out of your services to the Company and its subsidiaries, including, in connection with any legal proceeding, providing testimony and affidavits; provided, that, the Company shall make reasonable efforts to minimize disruption of your other activities. The Company shall reimburse you for reasonable expenses incurred in connection with such cooperation.

For purposes of this offer letter, the following terms have the following meanings:

(i)       “Cause” shall mean: (a) your substantial failure to perform your duties (other than any such failure resulting from incapacity due to physical or mental disability) that continues for fifteen (15) calendar days after written notice from the Company; (b) your failure to comply with any valid and legal directive of the CEO or the Board (as applicable) that continues for fifteen (15) calendar days after written notice from the Company; (c) your engagement in dishonesty, illegal conduct, or misconduct (or the discovery of your having engaged in such conduct), which, in each case, materially harms or is reasonably likely to materially harm the Company or its subsidiaries; (d) your embezzlement, misappropriation, or fraud, whether or not related to your employment with the Company; (e) your conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony; (f) your willful violation of a material policy of the Company; (g) your willful or grossly negligent unauthorized disclosure of Confidential Information (as defined below); or (h) your material breach of any material obligation under this offer letter or any other written agreement between you and the Company that continues for fifteen (15) calendar days after written notice from the Company (if such breach is reasonably curable); or (i) any willful material failure by you to comply with the Company’s written policies or written rules, as they may be in effect from time to time.

(ii)       “Change in Control” shall have the meaning defined in subparagraph (ii) of the definition of such term under the Appendix in the Plan as in effect on the date hereof.

(iii)       “Disability” shall occur, subject to applicable law, when you are entitled to receive long-term disability benefits under the Company’s long-term disability plan, or if there is no such plan, your inability, due to physical or mental incapacity, to perform the essential functions of your job for one hundred eighty (180) calendar days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive calendar days. Any question as to the existence of your Disability as to which you and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to you and the Company. If you and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and you shall be final and conclusive for all purposes of this offer letter.

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(iv)       “Good Reason” shall mean the occurrence of any of the following, in each case without your written consent: (a) a material reduction of at least ten percent (10%) of your Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same position; (b) a material reduction of at least thirty percent (30%) of the Target Annual Bonus Opportunity other than a general reduction in the Target Annual Bonus Opportunity that affects all similarly situated executives in substantially the same position; (c) a permanent relocation of your principal place of employment by more than thirty-five (35) miles; (d) any material breach by the Company of any material provision of this offer letter; or (e) a material adverse change in your title, authority, duties, or responsibilities (including the reporting structure applicable to you, other than temporarily while you are physically or mentally incapacitated); provided, however, that you cannot terminate your employment for Good Reason unless you have provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within sixty (60) calendar days following the initial existence of such grounds and the Company has had thirty (30) calendar days from the date on which such notice is provided to cure such circumstances. If you do not terminate your employment for Good Reason within sixty (60) calendar days after expiration of the cure period (in which the Company shall not have so cured such grounds), then you will be deemed to have waived your right to terminate for Good Reason with respect to such grounds.

6.	Restrictive Covenants.

This offer of employment is subject to the Company’s policies contained in the Employee Handbook, the Policy on Insider Trading, Whistle Blower Policy, Code of Ethics, and the terms of any Employee Confidentiality Non-competition and Proprietary Information Agreement between you and the Company, the terms of which are incorporated by reference.

7.	Conditions of Employment.

This offer of employment is contingent on you continued employment eligibility in accordance with the US Immigration and Naturalization requirements, if appropriate. The offer of employment contained in this offer letter, and your continued employment, is contingent upon and subject to a satisfactory background and reference check (which you hereby authorize), including but not limited to a confirmation of your stated credentials. It will be in the Company’s sole discretion at any time to determine the scope of the background and reference check, whether and when to conduct or update such background check and reference check and whether such check is satisfactory.

8.	At-Will Employment.

Your employment with the Company is at-will. This means that you will have the right to terminate your employment relationship with the Company at any time for any reason. Similarly, the Company will have the right to terminate its employment relationship with you at any time for any reason.

9.	Section 409A.

To the extent applicable, it is intended that this offer letter (including all amendments hereto, if any) either meets the requirements for exclusion from coverage under Section 409A, or alternatively complies with the requirements of Section 409A, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to you. This offer letter shall be interpreted and administered in a manner consistent with this intent.

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To the extent that payment of amounts under this offer letter that are subject to Section 409A are payable upon your termination of employment, such amounts shall only be payable if such termination also constitutes a "separation from service," within the meaning of Section 409A, from the Company and its affiliates. If you are deemed on the date of your separation from service to be a "specified employee" (within the meaning of Section 409A(a)(2)(B) of the Code) of the Company, then, notwithstanding any other provision herein, with regard to any payment that is "nonqualified deferred compensation" subject to Section 409A and that is payable on account of your "separation from service," such payment shall not be made prior to the earlier of (i) the expiration of six (6) months following the date of your separation from service, and (ii) the date of your death, following which all payments so delayed shall be paid to you in a lump sum without interest.

Any taxable reimbursement of business or other expenses provided for under this offer letter that is subject to Section 409A shall be subject to the following conditions: (i) the expenses eligible for reimbursement in one taxable year shall not affect the expenses eligible for reimbursement in any other taxable year; (ii) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (iii) the right to reimbursement shall not be subject to liquidation or exchange for another benefit.

In applying Section 409A to amounts paid pursuant to this offer letter, each payment shall be treated as a separate payment and any right to a series of installment payments under this offer letter shall be treated as a right to a series of separate payments. Whenever a payment under this offer letter specifies a payment period within a specified number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company. If the consideration and revocation period for the Release spans two taxable years and any amount hereunder is “nonqualified deferred compensation" subject to Section 409A and payable on account of your separation from service, such payment shall not be made or commence until the second taxable year.

10.	Section 280G.

In the event of a change in ownership or control under Section 280G of the Code, if it shall be determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this offer letter or otherwise (a “Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, the aggregate present value of the Payments under this offer letter shall be reduced (but not below zero) to the Reduced Amount (defined below) if and only if the Accounting Firm (described below) determines that the reduction will provide you with a greater net after-tax benefit than would no reduction. No reduction shall be made unless the reduction would provide you with a greater net after-tax benefit. The determinations under this Section 8 shall be made as follows:

(i)       The “Reduced Amount” shall be an amount expressed in present value which maximizes the aggregate present value of Payments under this offer letter without causing any Payment under this offer letter to be subject to the Excise Tax (defined below), determined in accordance with Section 280G(d)(4) of the Code. The term “Excise Tax” means the excise tax imposed under Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(ii)       Payments under this offer letter shall be reduced on a nondiscretionary basis in such a way as to minimize the reduction in the economic value deliverable to you. Where more than one payment has the same value for this purpose and they are payable at different times, they will be reduced on a pro-rata basis. Only amounts payable under the offer letter shall be reduced pursuant to this Section.

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(iii)       All determinations to be made under this Section shall be made by an independent certified public accounting firm selected by the Company and agreed to by you immediately prior to the change in ownership or control transaction (the “Accounting Firm”). The Accounting Firm shall provide its determinations and any supporting calculations both to the Company and you within ten (10) days of the transaction. Any such determination by the Accounting Firm shall be binding upon the Company and you. All of the fees and expenses of the Accounting Firm in performing the determinations referred to in this Section shall be borne solely by the Company.

11.	Miscellaneous.

All amounts paid to you under this offer letter during or following your employment shall be subject to withholding and other employment taxes imposed by applicable law, and the Company shall withhold from any payments under this offer letter all federal, state and local taxes as the Company is required to withhold pursuant to any law or governmental rule or regulation. You shall be solely responsible for the payment of all taxes imposed on you relating to the payment or provision of any amounts or benefits hereunder.

This offer letter may be executed by .pdf or facsimile signatures in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

From and after the Effective Date, this offer letter (including any exhibits hereto) constitutes the entire agreement between you and the Company, and supersedes all prior representations, agreements and understandings (including any prior course of dealings), both written and oral, between you and the Company with respect to the subject matter hereof unless otherwise provided in this Agreement. In the event of any inconsistency between this offer letter and any other plan, program, practice or agreement in which you are a participant or a party, this offer letter shall control unless such other plan, program, practice or agreement is more favorable to you (term by term) or specifically refers to this offer letter as not controlling.

This offer letter and any of the provisions hereof may be amended, waived (either generally or in a particular instance and either retroactively or prospectively), modified or supplemented, in whole or in part, only by written agreement signed by you and the Company. This offer letter and your rights and obligations hereunder, may not be assigned by you, and any purported assignment by you in violation hereof shall be null and void. The Company is authorized to assign this offer letter to a successor to substantially all of its assets or business. Nothing in this offer letter shall confer upon any person not a party hereof, or the legal representatives of such person, any rights or remedies of any nature or kind whatsoever under or by reason of this offer letter, except the personal representative of the deceased. This offer letter shall inure to the benefit of, and be binding on, the successors and assigns of each of the parties, including, without limitation, your heirs and the personal representatives of your estate and any successor to all or substantially all of the business and/or assets of the Company.

No remedy conferred upon a party by this offer letter is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given under this offer letter or now or hereafter existing at law or in equity. Except as explicitly provided herein, no delay or omission by a party in exercising any right, remedy or power under this offer letter or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by such party from time to time and as often as may be deemed expedient or necessary by such party in its sole discretion.

This offer letter shall be construed and enforced in accordance with, and the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

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Any reference to a Section of the Code shall be deemed to include any successor to such Section.

This offer letter and the compensation payable hereunder shall be subject to any applicable clawback or recoupment policies, share trading policies, and other policies that may be implemented by the Board from time to time with respect to officers of the Company.

Any notices required or permitted hereunder or necessary or convenient in connection herewith shall be in writing and shall be deemed to have been given when hand delivered or mailed by registered or certified mail, if to the Company, to the Executive Chairman at the address above, and if to you at the most recent address in the Company’s records.

Please acknowledge your acceptance of this offer by returning a signed copy of this offer letter. If there are any other agreements of any type that you are aware of that may impact or limit your ability to perform your job at the Company, please let us know as soon as possible. In accepting this offer, you represent and warrant to the Company that you are not subject to any legal or contractual restrictions that would in any way impair your ability to perform your duties and responsibilities to the Company, and that all information you provided to the Company is accurate and complete in all respects.

Formalities aside, we are very excited about having you join our team. Your skills and experiences are a great match with our goals, and I anticipate you being a critical part of the Company’s success.

Very truly yours,

/s/ Steven H. Rouhandeh

Steven H. Rouhandeh

Executive Chairman

Abeona Therapeutics Inc.

I accept this offer of employment with Abeona Therapeutics and will begin employment on February 11, 2019.

Signature:	Date:

/s/ João Siffert, M.D.	February 11, 2019
João Siffert, M.D.

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